March 4, 2013

Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0305

RE:	Franklin Covey Co. (the Company) Form 10-K for the year ended August 31, 2012 File No. 1-11107 Response to Commission Letter Dated February 28, 2013

Dear Mr. Kluck:

This letter is written in response to the review of the Company’s Form 10-K for the year ended August 31, 2012 as outlined in the Commission’s letter dated February 28, 2013.  As requested, the Company is providing the following supplemental information and responses regarding our financial statements and disclosures based on your review of our Form 10-K.  The Company will incorporate revisions and additional disclosures as requested by this comment letter in its future filings, as appropriate, with the Commission.

General

1.
You state on your website that your office in Dubai partners with organizations in Syria, among other countries.  Your Form 10-K does not include disclosure regarding operations associated with Syria.  Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of past, current, and anticipated contacts with Syria, whether through direct or indirect arrangements.  Your response should describe any services, information, or equipment that you have provided or intend to provide to Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the Syrian government or entities it controls.

Response:  In addition to sales offices in the United States, the Company operates wholly-owned subsidiary offices in Japan, Australia, and the United Kingdom.  In countries where the Company does not have a wholly-owned office, the Company’s training and consulting services are delivered through independent licensees, which may translate and adapt the Company’s curriculums to local preferences and customs, if necessary.  The Company obtains royalty revenue from the licensees based upon their sales and contracted royalty rates.

Each licensee organization enters into a formal agreement with the Company that grants a license to conduct business in specified countries or territories.  The Company does not have an ownership interest in any of its international licensees.  The Company reviewed its license agreement, which was effective September 1, 2009, with the licensee headquartered in Dubai and noted that its territory is defined as “the countries of United Arab Emirates, Kingdom of Bahrain, Kuwait, Sultanate

of Oman, Iraq, Hashemite Kingdom of Jordan, Republic of Yemen, and the Kingdom of Saudi Arabia, as geographically constituted as of the date hereof.”  As such, it appears that the website references to available training in Syria were erroneously included on both the Company’s website and on the Middle Eastern licensee’s website.

At month end, the Company receives a report from each licensee that details sales information by country and supports the corresponding royalty calculation.  Management reviewed the licensee reports from the Middle Eastern licensee for the past three years and found no reported revenues from Syria.  In addition, the Company contacted the Middle Eastern licensee to confirm that no business has been conducted in Syria for at least the past three years.  Neither the Company nor the Middle Eastern licensee has any assets in Syria and there are no arrangements, agreements, or other contacts with the Syrian government or entities which it controls.

The Company has removed references to available training in Syria from its website and has requested the licensee to immediately remove Syrian references for available training from its website.  Accordingly, the Company believes that further disclosure regarding activities in Syria is unnecessary and regrets the errors made on its website regarding the availability of training services in that country.

2.
Please discuss for us the materiality of any contacts with Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:  Based on the information provided in response to the prior comment, the Company believes that there is no potential investment risk to investors related to contacts associated with Syria.

Signatures

3.	Please tell us who has signed the Form 10-K in their capacity as your controller or principal accounting officer as required by General Instruction D.2 to Form 10-K.

Response:  Mr. Stephen D. Young, the Company’s Chief Financial Officer, also currently serves as the Company’s principal accounting officer.  The Company intends to specify this additional role in future filings to comply with signature rules found in General Instruction D.2 to Form 10-K.

Other

Management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that it is the position of the Staff that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States in connection with the Company’s response to the Commission’s comments.

The Company believes that the responses presented above are fully responsive to the Staff’s comments on our annual report on Form 10-K for the fiscal year ended August 31, 2012 as filed with the Commission on November 14, 2012.  Please contact me with any further questions that you may have regarding these matters.

Sincerely,

/s/ A. Derek Hatch

A. Derek Hatch
Corporate Controller